February 22, 2006

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-7010
Attention: Rufus Decker
Accounting Branch Chief

Re: AEP Industries Inc. — Annual Report on Form 10-K
Filed with the Commission on January 31, 2006
Commission File No. 0-14450

Dear Mr. Decker:

We refer to your letter dated February 8, 2006, in which you provided comments (the “Comment Letter”) on behalf of the staff of the Securities and Exchange Commission (the “Commission”) to AEP Industries Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 filed on January 31, 2006 (the “Form 10-K”).  This letter responds to the staff’s comments as indicated below.  For your convenience, we have included your comments below in italics and numbered the Company’s responses to correspond to the numbers in your letter.

General

1.             Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Noted.  Additional disclosure and/or revisions resulting from the Comment Letter will be included in our future filings, including our interim filings.  Where applicable, we have included (or attached) drafts of the additional or revised financial statement disclosures.

Financial Statements

2.             Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the delivery, selling, and general and administrative expenses line items.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•                                           in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•                                           in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in other line items, such as delivery, selling and/or general and administrative expenses, as applicable.

Our “Significant Accounting Policies” footnote in our annual consolidated financial statements for the year ending October 31, 2006 will include the following:

Cost of Sales: The most significant components of cost of sales are materials, including packaging, fixed manufacturing costs, labor, depreciation, inbound freight charges, including intercompany transfer freight charges, utility costs used in the manufacturing process, any inventory adjustments, including LIFO adjustments, purchasing and receiving costs, research and development costs, quality control costs, and warehousing costs.

Delivery: Delivery costs represent all costs incurred by the Company for shipping and handling of its products to the customer, including transportation costs paid to third party shippers.

SG&A:  Selling and general and administrative expenses consist primarily of personnel costs (including salaries, bonuses, commissions and employee benefits), facilities and equipment costs and other support costs including utilities, insurance and professional fees.

Statements of Cash Flows, Page 54

3.             The reconciliation of net loss to cash provided by operating activities should begin with net loss, rather than income (loss) from continuing operations.  Please revise your statements of cash flows accordingly.  See paragraphs 28 and 29 of SFAS 95.

Noted.  Please refer to attached Exhibit A for the revision.  We will include revised format in our future filings beginning with our quarterly report for the quarter ended January 31, 2006.

4.             As noted on page 25, please tell us how you classified in your statements of cash flows the $22.9 million of cash advanced to you against the collection of trade receivables related to your Pacific operations.  Please also explain how you classified the subsequent cash collections on these receivables. In doing so, please also tell us why this classification was the most appropriate.  We understand that you retained the receivables and your collections of these receivables will be used to repay the cash advance.  Please also tell us the line items that these cash inflows and outflows are included in on your statements of cash flows for 2005 and subsequent periods, along with the related amounts for each period presented.

We have classified the $22.9 million of cash advanced to us against the collection of trade receivables related to our Pacific operations as operating cash flows within the discontinued operations section of our consolidated statements of cash flows.  In accordance with SFAS No. 95, proceeds from the sale of receivables through factoring or securitization are classified as operating cash flows.   We have concluded that the subsequent cash collections on these trade receivables of $22.8 million is a non-cash transaction for the Company as the cash from the customers are being remitted directly to the buyer of the Pacific operations and applied against the loan balance between the Company and the buyer.   We have included this non-cash transaction in “Supplemental Cash Flow Information” in our revised consolidated statements of cash flows included herein as Exhibit A.

Note 3 - Significant Accounting Policies, page 56

Trade Accounts Receivable, page 57

5.             Your allowance for doubtful accounts decreased from $8,123,000 at October 31, 2003 to $4,038,000 at October 31, 2005 while your accounts receivable balance increased from $72,676,000 in 2004 to $83,004,000 in 2005.  In addition, your charge-offs of accounts receivable have exceeded your provisions for doubtful accounts in 2004 and 2005.  Please provide us with a comprehensive discussion of the factors considered in determining the adequacy of the allowance for doubtful accounts and the reasons why your allowance has significantly decreased since 2003.  As part of this discussion please include an analysis of trends in accounts receivable past due over 90 days during the past three years.

We record an allowance for doubtful accounts based on specifically identified amounts that are believed to be uncollectible and an additional allowance based on certain percentages of aged receivables, which are determined based on historical write-off experience.  After all attempts to collect a receivable have failed, the receivable is written off against the allowance.  The table below sets forth a summary of our gross accounts receivable and allowance for doubtful accounts over the last three fiscal years:

Balances at October 31,	FIAP	All other	Total
Amounts in thousands
2005 Gross A/R	$493	$86,549	$87,042
2005 Allowance	493	3,545	4,038
2005 Provision	—	1,127	1,127
2005 Deductions from reserve	33	1,703	1,736

2004 Gross A/R	710	76,678	77,388
2004 Allowance	526	4,219	4,712
2004 Provision	(1,451)	618	(833)
2004 Deductions from reserve	2,055	625	2,680

2003 Gross A/R	8,467	67,234	75,701
2003 Allowance	4,032	4,091	8,123
2003 Provision	2,530	1,059	3,589
2003 Deductions from reserve	97	860	957

The unusual variations in our allowance for doubtful accounts during the past three fiscal years are primarily the result of the voluntary liquidation of our FIAP operation in September 2003.  The allowance for doubtful accounts at October 31, 2003 contained an additional provision of $2.4 million recorded as a result of such liquidation.  The $2.4 million provision represented our estimate of the net realizable value of the gross accounts receivable of FIAP, which was based on an analysis of collections made prior to October 31, 2003 as well as our assessment of the collectibility of the remaining customer balances for which payment had yet to be received.  Our allowance balance for FIAP at October 31, 2004 was significantly lower due to strong collection activity through the year and a reversal of $1.5 million during the fourth quarter of fiscal

2004 resulting from better than expected collections during such quarter.  The $1.5 million reversal was specifically based on our revised estimates of the net realizable value of the gross accounts receivable of FIAP at such time.   As noted above, there was no significant changes in such allowance between October 31, 2004 and 2005.  Although the balances at October 31, 2005 related to gross trade receivables of FIAP are fully reserved, we are still pursuing collection and have therefore not written off the balances.

The unusual variations in our allowance for doubtful accounts are also due to our improvement in collections of other gross trade receivables.  Collections during the past three years for accounts past due over 90 days (excluding FIAP) represented: 2.1% of total accounts receivable in 2005; 2.4% in fiscal 2004 and 3.8% in fiscal 2003.

In addition, during fiscal 2005, we had a large write-off of approximately $625,000, representing one account in the United States, after all attempts to collect such receivable were exhausted.

As a result of the foregoing, the allowance for doubtful accounts has not increased in proportion to the increase in accounts receivable.

Note 13 - Lease Commitments, page 77

6.             Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how you accounting complies with SFAS 13 and FTB 88-1.

We operate certain warehousing facilities, office buildings and machinery and equipment under operating leases with terms greater than one year and with minimum lease payments associated with these agreements.  We recognize rent expense on a straight-line basis over the expected lease term, with the exception of the lease discussed in the next paragraph. Within the provisions of certain leases, there are predetermined fixed escalations of the minimum rental payments over the base lease term (none of the leases contain renewal periods, lease concessions, including capital improvement funding, or contingent rental clauses).   The effects of the escalations have been reflected in rent expense on a straight-line basis over the lease term, and the difference between the recognized rental expense and the amounts payable under the lease is recorded as deferred lease payments.  The amortization period for leasehold improvements is the term used in calculating straight-line rent expense or their estimated economic life, whichever is shorter.

During fiscal 2003, we discovered that a 25-year lease entered into in 1990 for our corporate office had not been properly straight-lined in accordance with SFAS 13.  We concluded that the effect of a reduction of $744,000 in retained earnings, an increase of $1.2 million in deferred rent liability and an increase of $456,000 in deferred tax asset was immaterial to the our consolidated financial statements.  Beginning November 1, 2003, we started to straight line the lease over the remaining lease term (136 months).

We review the effects of this on our consolidated financial statements each year to determine that the effects continue to be immaterial to our consolidated financial statements.

Our “Significant Accounting Policies” footnote in our annual consolidated financial statements for the year ending October 31, 2006 will include the following:

Leases: The Company operates certain warehousing facilities, office buildings and machinery and equipment under operating leases with terms greater than one year and with minimum lease payments associated with these agreements.   Rent expense is recognized on a straight-line basis over the expected lease term. Within the provisions of certain leases, there are predetermined fixed escalations of the minimum rental payments over the base lease term (none of the leases contain renewal periods, lease concessions, including capital improvement funding, or contingent rental clauses).   The effects of the escalations have been reflected in rent expense on a straight-line basis over the lease term, and the difference between the recognized rental expense and the amounts payable under the lease is recorded as deferred lease payments.  The amortization period for leasehold improvements is the term used in calculating straight-line rent expense or their estimated economic life, whichever is shorter.

Note 16 - Segment Information, page 80

7.             You disclosed in the Business section on page 4 that you have the following product lines: custom films, stretch (pallet) wrap, polyvinyl chloride wrap, printed and converted films and other products and specialty films.  Please disclose in a footnote your revenues from each product line for each period presented.  See paragraphs 36 and 37 of SFAS 131.

A table similar to the one below which reflects revenues by product line will be included in our segment footnote in future filings beginning with our quarterly report for the quarter ended January 31, 2006:

	For the Year Ending October 31,
Amounts in thousands	2005	2004	2003
Custom films	$343,763	$272,527	$235,111
Stretch (pallet) wrap	232,359	190,289	170,392
Polyvinyl chloride wrap	116,782	113,434	116,141
Printed and converted films	10,446	7,684	15,970
Other specialty	29,374	24,294	20,882
Total	$732,724	$608,228	$558,496

Note 20 - Liquidation of Fabbrica Italian Articoli Plastici SpA, page 83

8.   You disclosed that you completed the liquidation of your Italian subsidiary at October 31, 2004, except for the selling the land and building of this subsidiary.  You also disclosed that you signed a contract to sell the land and building in May 2005.  Given that you have either completed or substantially completed the liquidation of the Italian subsidiary, please tell us why you have not recognized the accumulated foreign currency translation loss of $8.6 million in your statement of operations.  Based on the guidance of paragraph 14 of SFAS 52 the accumulated translation adjustment gain or loss shall be recognized upon complete or substantially complete liquidation of an investment in a foreign entity. Please also tell us why you have not recognized the reserve of $344,000 established for the liquidation of this subsidiary that remained at October 31, 2005.

The contract signed on May 31, 2005 related to the land and building of our FIAP location contained certain contingencies related to the results of environmental testing to be done by the buyer that precluded the consummation of the sale until January 2006 as the land and building could be reverted back to us.  We concluded that a substantial liquidation of our investment (greater than 90%) in FIAP would not be completed until all contingencies were resolved and we were in receipt of the final monies related to the sale which occurred on January 13, 2006.  The accumulated foreign currency translation loss will be charged to operations in the quarter ended January 31, 2006.

The total reserves remaining at October 31, 2005 related to our FIAP location consists of two items:  there is approximately $48,000 of non-compete agreement payments which will be fully paid during fiscal 2006; and approximately $296,000 of litigation reserves for claims against FIAP which have not yet been settled.  Settlement of these claims is dependent on scheduling done by the Italian courts and therefore we are unable, at this time, to determine when these claims will be settled.

Acknowledgement

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 201-807-2324 should you have any questions.

Sincerely,

/s/ Lawrence R. Noll

Lawrence R. Noll

Vice President, Controller and Secretary

cc:	Gus Rodriguez
Securities and Exchange Commission
Michael Ben
Honigman Miller Schwartz and Cohn LLP

EXHIBIT A

AEP INDUSTRIES INC. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED OCTOBER 31, 2005, 2004 AND 2003 (in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		(restated)
Net loss	$(50,622)	$(18,533)	$(25,518)
(Loss) income from discontinued operations	(53,040)	(23,500)	4,613
Income (loss) from continuing operations	2,418	4,967	(30,131)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	19,434	20,244	22,593
Provision for subsidiary shutdown	—	(512)	8,677
LIFO expense	12,408	6,811	2,568
Employee stock ownership plan expense	1,816	1,815	1,785
Amortization of debt fees and unamortized discount	1,398	1,298	1,298
Gain on sale of UK land	—	—	(3,657)
Provision for losses on accounts receivable and inventories	1,166	(844)	4,279
Change in deferred income taxes	11,192	6,883	7,875
Write-off of senior subordinated notes issuance costs and discount	2,993	—	—
Premium on purchase of senior subordinated notes	4,189	—	—
Other	86	112	(335)
Changes in operating assets and liabilities:
Increase in accounts receivable	(12,019)	(2,988)	(2,736)
(Increase) decrease in inventories	(9,551)	(12,693)	7,307
(Increase) decrease in other current assets	(890)	(190)	680
Decrease in other assets	1,320	2,297	39
Decrease in accounts payable	(956)	(18,848)	(12,296)
(Decrease) increase in accrued expenses	(1,614)	(3,550)	4,896
Increase (decrease) in other long-term liabilities	(1,313)	(909)	2,440
Net cash provided by operating activities	32,077	3,893	15,282
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(13,143)	(8,156)	(9,662)
Net proceeds from dispositions of property and equipment	1,419	43	7,748
Proceeds from sale of Pacific operations	36,309	—	—
Net proceeds from sale of Termofilm	1,553	4,672	—
Net cash provided by (used in) investing activities	26,138	(3,441)	(1,914)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) of credit facility	(22,136)	5,385	(21,417)
Repayments of Pennsylvania Industrial Loans	(362)	(355)	(387)
Purchase of 9.875% Senior Subordinated Loans	(204,189)	—	—
Proceeds from issuance of 7.875% 2013 senior notes	175,000	—	—
Net foreign bank borrowings	4,180	2,092	7,215
Fees paid and capitalized related to issuance of 2013 Notes and amended credit facility	(5,857)	—	—
Principal payments on capital lease obligations	(1,352)	(759)	(1,182)
Increase in restricted cash	(202)	—	—
Proceeds from issuance of common stock	631	522	461
Net cash (used in) provided by financing activities	(54,287)	6,885	(15,310)
NET CASH (USED IN) PROVIDED BY DISCONTINUED OPERATIONS
Net cash provided by operating activities	12,860	4,824	9,117
Net cash provided by (used in) investing activities	35,537	(7,124)	3,565
Net cash (used in) provided by financing activities	(55,103)	2,878	4,861

Effects of exchange rate changes on cash in discontinued operations	(678)	(2,077)	(10,338)
Net cash (used in) provided by discontinued operations	(7,384)	(1,499)	7,205
EFFECTS OF EXCHANGE RATE CHANGES ON CASH	1,593	827	(3,296)
Net (decrease) increase in cash	(1,863)	6,665	1,967
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,371	2,706	739
CASH AND CASH EQUIVALENTS AT END OF YEAR	$7,508	$9,371	$2,706
SUPPLEMENTAL CASH FLOW INFORMATION:
Equipment financed through capital lease obligation	$2,470	$—	$3,987
Collections of trade receivables related to Pacific operations are offset against cash advanced from buyer	$22,829	$—	$—